

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2023

Michael A. Boxer
Senior Vice President and General Counsel
Thermo Fisher Scientific Inc.
168 Third Avenue
Waltham, Massachusetts 02451

> **Re: Thermo Fisher Scientific Inc.**
> **Olink Holding AB (publ)**
> **Schedule TO-T Filed October 31, 2023**
> **Filed by Goldcup 33985 AB (U.C.T. Orion Acquisition AB) and Thermo Fisher**
> **Scientific Inc.**
> **File No. 005-93360**

Dear Michael A. Boxer:

    We have reviewed your filing and have the following comments.

    Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Schedule TO-T Filed October 31, 2023

General

1.  We note that Olink is a foreign private issuer organized under the laws of Sweden. While Parent and Buyer need not disseminate offer materials in jurisdictions where it may not legally do so, it must accept tenders from all target shareholders, wherever located. See Rule 14d-10(a)(1). Please revise the disclosure (in bold and all caps) on pages iii-iv of the Offer to Purchase accordingly.

2.  See our last comment above. We note the disclosure in the Offer to Purchase that Olink is incorporated in Sweden but its primary trading market is in the United States. Please explain in your response letter to what extent Swedish law applies to the Offer. That is, state whether, for purposes of Swedish law as it relates to this Offer, Sweden views U.S regulation as primary (and explain why or why not). Additionally, in your response letter, describe the facts supporting bidders' reliance on Rule 14d-1(d) in connection with this

Offer, including the level of U.S. ownership in the Company.

3.   Refer to the following statement made on page ii, 8, and 12 of the Offer to Purchase: "In certain circumstances under the Support Agreement, to the extent permitted under applicable law, Buyer has the right to elect that *a tendering shareholder* instead withdraw its Shares from the Offer and transfer them directly to Buyer at a fixed price of $26.00 per Share, subject to the terms and conditions of the Support Agreement" (emphasis added). However, in separate parts of page 8 and 12 of the Offer to Purchase, you restate the above sentence, but substitute "a tendering shareholder" with "a Supporting Shareholder." Please revise these statements to (1) discuss what constitutes "certain circumstances" for these purposes; (2) clarify that "a tendering shareholder" refers to the parties to the Support Agreement, and not all shareholders tendering their shares pursuant to the Offer, if true; and (3) otherwise make these statements consistent or explain the differences. Additionally, please explain in your response letter how such arrangement to transfer withdrawn Shares directly to Buyer outside the Offer is consistent with Rule 14e-5 or any exemption from that Rule. See also, our next comment below.

4.   On page iii and page 13 of the Offer to Purchase, you state that Buyer and its affiliates and brokers may make certain purchases of Offer Securities outside of the United States before, during, or after the Offer Period to the extent permissible under Rule 14e-5 of the Exchange Act. In your response letter, please advise us which exception under Rule 14e-5(b) that you plan to rely upon for these outside purchases and outline the facts that you believe support your reliance on the exception identified.

Summary Term Sheet, page 1

5.   Prominently disclose in the Summary Term Sheet, and where else appropriate in the Offer to Purchase, bidders' plans for the Company (and the impact on remaining Olink shareholders) if less than 90% of the outstanding Shares are tendered in the Offer. We note that according to disclosure on page 7 of the Offer to Purchase, bidders have the right to reduce or waive the Minimum Tender Condition. Here and where else appropriate in the Offer to Purchase, such as Section 13 "Purpose of the Offer; Plans for Olink," explain what this will mean for shareholders, including but not limited to, the bidders' ability to compulsorily or otherwise acquire any Shares not tendered in the Offer at acceptance levels below 90%. If Olink may continue to exist as a separate legal entity after the Offer, explain the impact to non-tendering shareholders under Swedish law.

6.   Outline in the Summary Term Sheet the ways in which the conduct of this Offer will differ from a U.S. tender offer, including when payment will be made for tendered Shares consistent with Rule 14d-1(d). As one example only, indicate if Swedish law imposes a maximum limit on the term of the Offer, and what you will do if all conditions to the Offer, including the regulatory conditions, have not been satisfied by the Expiration Time. Provide explanatory disclosure similar to the second paragraph of the subsection entitled "Withdrawal Rights," on page 21 of the Offer to Purchase, where you make the following general statement: "Under the 'Tier II' exemption, compliance with the

Michael A. Boxer
Thermo Fisher Scientific Inc.
November 13, 2023
Page 3

requirements of home jurisdiction law or practice . . . will satisfy the requirements of certain of the rules applicable to third-party tender offers under the Exchange Act, including rules relating to withdrawal rights."

7. Under "Will there be a subsequent offering period?" on page 7 of the Offer to Purchase, disclose when and how Buyer will inform shareholders if it elects to provide a subsequent offering period. Additionally, please explain whether Shares tendered through that date would be taken up and purchased immediately or whether they could still be withdrawn.

8. On page 8 of the Offer to Purchase, you note that Buyer has the right under the Support Agreement to elect that a Supporting Shareholder who has tendered its Shares into the Offer instead withdraw its Shares and transfer them directly to Buyer, "to the extent permitted under applicable law." Please explain when and why Buyer would exercise this option and the impact on shareholders not party to the Support Agreement. Additionally, explain the reference to applicable law and how it might limit Buyer's right to make this election. Generally revise the Offer to Purchase to clarify whether, if the Offer is not consummated, bidders or their affiliates will still acquire the 66% of the outstanding Offer Securities subject to the Support Agreement.

9. On page 8 of the Offer to Purchase, you state that Parent and Olink are party to "certain commercial arrangements." Please expand this disclosure to briefly describe the nature of those commercial arrangements or direct shareholders to another place in the offer materials where this disclosure appears.

10. Under "If the Offer is completed, will Olink continue as a publicly traded company?" on page 9 of the Offer to Purchase, revise to specifically address the situation where the Offer is consummated but at an acceptance level lower than the 90% needed for the Compulsory Redemption. Provide similar disclosure in the next subsection on page 9 of the Offer to Purchase entitled "If I decide not to tender, how will the Offer affect my Shares or ADSs?"

Terms of the Offer, page 14

11. Refer to the following statement made on page 5 and 14 of the Offer to Purchase: "Notwithstanding the foregoing, Buyer may, in its sole discretion, decrease the threshold percentage required to meet the Minimum Tender Condition to a percentage no lower than [51%] of the issued and outstanding Shares." Please revise to include that the Offer will remain open for at least five U.S. business days if such change to the Minimum Tender Condition is made. If you intend to rely on the accommodation for qualifying cross-border offers to avoid extending the offer period after such a reduction in the Minimum Tender Condition, please revise the offer materials to affirm your compliance with the conditions under which you may do so. See Section II.C.5 in SEC Release No. 33-8957 (October 9, 2008).

Acceptance for Payment and Payment for Offer Securities, page 15

12.     Revise the disclosure in this section to indicate when payment will be made by Buyer after the acceptance of any tendered Shares. If payment will be made in accordance with Swedish law and Rule 14d-1(d), describe that process for the benefit of U.S. shareholders, specifically how long it will take. If Buyer could, consistent with applicable foreign law, allow the Offer Period to expire pending receipt of any necessary regulatory approvals, this fact should be prominently disclosed in the Offer to Purchase (including this section).

Procedures for Accepting the Offer and Tendering Offer Securities, page 16

13.     On page 18 and 20 of the Offer to Purchase, you represent that all questions as to the validity, form, eligibility, and acceptance for payment of any tender of Shares or ADSs, respectively, will be determined in your sole discretion and will thus be viewed as "final and binding." Please revise to remove the implication that shareholders may not challenge these determinations in a court of competent jurisdiction.

Withdrawal Rights, page 21

14.     Refer to the following statements made on page 21 of the Offer to Purchase: "Buyer is entitled, in connection with the Offer, to relief from certain provisions of Section 14(e) of the Exchange Act and Regulation 14E thereunder afforded under 'Tier II' of the SEC's Cross-Border Tender Offer Rules and related interpretations issued by the Staff of the SEC.  Under the 'Tier II' exemption, compliance with the requirements of the home jurisdiction law or practice (in this case, Sweden) will satisfy the requirements of certain of the rules applicable to third-party tender offers under the Exchange Act, including rules relating to withdrawal rights." Here or in an appropriate parts of the Offer to Purchase, explain specifically how the terms of this Offer will differ than would otherwise be the case, absent your reliance on the Tier II cross-border exemptions, including with respect to withdrawal rights.

Certain Information Concerning Parent and Buyer, page 26

15.     Please revise your disclosure in Schedule I to the Offer to Purchase to include the information required for any filing person and any person specified in General Instruction C of Schedule TO by Item 3 of Schedule TO and Item 1003(a) through (c) of Regulation M-A. For each natural person, your revised disclosure should include the principal business and address of his or her current principal occupation or employment and past material occupations, positions, offices or employment (during the past five years).

Purpose of the Offer; Plan for Olink, page 47

16.     On page 48 of the Offer to Purchase, you state that the redemption price in the Compulsory Redemption may differ from the Offer Consideration if "special cause" so dictates. On page 52 of the Offer to Purchase, you state that Buyer believes that Rule 13e-3 will not be applicable to the Compulsory Redemption because "in the Compulsory Redemption, shareholders will receive the same price per Share as the Offer

Consideration." Please revise to reconcile these two contradictory statements. In addition, please address in your response letter how Buyer will satisfy the requirement that the consideration offered to unaffiliated security holders in the Compulsory Redemption be at least equal to the highest consideration offered during the Offer if "special cause" dictates a different redemption price than the Offer Consideration. See Rule 13e-3(g)(1). Finally, revise the disclosure here to explain what might constitute "special cause" for this purpose, and how it would affect the redemption price.

17.     See our comment above regarding the fact that Buyer may waive or reduce the Minimum Tender Condition. The disclosure on page 48 of the Offer to Purchase states that "[u]pon consummation of the Compulsory Redemption, Olink will become part of Parent's Life Sciences Solutions segment." Revise and expand to discuss specific plans for Olink if the Compulsory Redemption does not occur or if the Offer is consummated below the 90% acceptance level. Similarly, in the next section on page 48 of the Offer to Purchase, please explain whether, in that circumstance, the ADSs will continue to trade on Nasdaq.

Conditions to the Offer, page 49

18.     On page 50 of the Offer to Purchase, briefly describe the "certain developments" that may allow the Buyer to terminate this Offer.

19.     Refer to the following statement made on page 50 of the Offer to Purchase: "The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Buyer to extend, terminate, amend and/or modify the Offer pursuant to and in accordance with the Purchase Agreement." All Offer conditions should be listed in this section. Please revise here and where similar language appears in the Summary Term Sheet section.

20.     Refer to the following statements made on page 50 of the Offer to Purchase: "The Offer Conditions are for the benefit of Parent and Buyer and may be waived (where permitted by applicable law) by Parent or Buyer in whole or in part at any time or from time to time prior to the Expiration Time, in each case, subject to the terms and conditions of the Purchase Agreement. The failure by Parent or Buyer at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time." If an Offer Condition is "triggered" while the Offer is pending, in our view, the Parent or Buyer must promptly inform shareholders whether they will assert the condition and terminate the Offer, or waive it and continue. Reserving the right to waive a condition "at any time and from time to time" is inconsistent with your obligation in this regard. While you have clarified that this discretion is subject to applicable law, it is not clear what this qualification means in this context. Please revise your disclosure, consistent with the views expressed here.

Certain Legal Matters; Regulatory Approvals, page 50

21.     Refer to the following statement made on page 51 of the Offer to Purchase: "except for observance of the waiting periods and the obtaining of the required approvals summarized

under the sub-heading 'United States Antitrust Compliance' and 'Foreign Competition and Investment Laws' below in this Section 17, we do not currently intend to delay acceptance for payment of Offer Securities tendered pursuant to the Offer pending the outcome of any such matter." Please revise your disclosure to clarify whether you intend to delay acceptance for payment of Offer Securities in order to obtain required approval under antitrust laws in Germany, Iceland or elsewhere. If there exists the possibility that you will allow the Offer Period to expire but will delay acceptance of or payment for tendered Shares, pending receipt of required regulatory approvals, this possibility and the potential impact on shareholders should be prominently disclosed in the Offer to Purchase. Please revise or advise.

22. See our comments above regarding your assertion that "in the Compulsory Redemption, shareholders will receive the same price per Share as the Offer Consideration" and that therefore, the acquisition of Shares pursuant to the Compulsory Redemption will not constitute a going private transaction subject to Rule 13e-3. However, on page 52 of the Offer to Purchase, you state the following: "If there is a disagreement between the Parent and Buyer and the minority shareholders regarding the price for the outstanding Offer Securities to be purchased in the Compulsory Redemption, the matter is decided by the Arbitral Tribunal, based on the provisions of the Swedish Companies Act." Please revise or advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at 202-551-3263, Shane Callaghan at 202-330-1032, or Eddie Kim at 202-679-6943

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions